Exhibit 99.1

GENFIT: Half-Year Report of Liquidity Contract with Crédit Industriel et Commercial

Lille (France), Cambridge (Massachusetts, United States), Zurich (Switzerland), July 8, 2025 - GENFIT (Nasdaq and Euronext: GNFT), a biopharmaceutical company dedicated to improving the lives of patients with rare and life-threatening liver diseases, today announced the half-year report of the liquidity contract with Crédit Industriel et Commercial.

Under the liquidity contract GENFIT has with Crédit Industriel et Commercial, the following resources appeared on the liquidity account as of June 30, 2025:

•	201,100 shares
•	€398 484.67

During the first half of 2025, total trading was:

•	On the buy side: 1 412,901 shares for a total amount of €5,016,550.43
•	On the sell side: 1 419,301 shares for a total amount of €5,061,074.96

During this same period, the number of trades were:

•	On the buy side: 2,673
•	On the sell side: 1,894

As a reminder, upon signing of the contract, the following resources appeared on the liquidity account:

•	27, 911 shares
•	€769 849,43

ABOUT GENFIT

GENFIT is a biopharmaceutical company committed to improving the lives of patients with rare, life-threatening liver diseases whose medical needs remain largely unmet. GENFIT is a pioneer in liver disease research and development with a rich history and a solid scientific heritage spanning more than two decades. Today, GENFIT has built up a diversified and rapidly expanding R&D portfolio of programs at various stages of development. The Company focuses on Acute-on- Chronic Liver Failure (ACLF). Its ACLF franchise includes five assets under development: VS-01, G1090N, SRT-015, CLM-022 and VS-02-HE, based on complementary mechanisms of action using different routes of administration. Other assets target other serious diseases, such as cholangiocarcinoma (CCA), urea cycle disorder (UCD) and organic acidemia (OA). GENFIT's expertise in the development of high-potential molecules from early to advanced stages, and in pre-commercialization, was demonstrated in the accelerated approval of Iqirvo® (elafibranor1) by the U.S. Food and Drug Administration, the European Medicines Agency and the Medicines and Healthcare Regulatory Agency in the UK for Primary Biliary Cholangitis (PBC). Beyond therapies, GENFIT also has a diagnostic franchise including NIS2+® in Metabolic dysfunction-associated steatohepatitis (MASH, formerly known as NASH for non-alcoholic steatohepatitis) and TS-01 focusing on blood ammonia levels. GENFIT is headquartered in Lille, France and has offices in Paris (France), Zurich (Switzerland) and Cambridge, MA (USA). The Company is listed on the Nasdaq Global Select Market and on the Euronext regulated market in Paris, Compartment B (Nasdaq and Euronext: GNFT). In 2021, Ipsen became one of GENFIT's largest shareholders, acquiring an 8% stake in the Company's capital. www.genfit.com

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	1

FORWARD LOOKING STATEMENTS

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995, in relation to GENFIT’s research and development programs. The use of certain words, such as "believe", "potential", "expect", “target”, “may”, “will”, "should", "could", "if" and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on the current expectations and reasonable assumptions of the Company’s management, these forward-looking statements are subject to numerous known and unknown risks and uncertainties, which could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking statements. These risks and uncertainties include, among others, the uncertainties inherent in research and development, including in relation to safety of drug candidates, cost of, progression of, and results from, our ongoing and planned clinical trials, patient recruitment, review and approvals by regulatory authorities in the United States, Europe and worldwide, of our drug and diagnostic candidates, pricing, approval and commercial success of elafibranor in the relevant jurisdictions, exchange rate fluctuations, and our continued ability to raise capital to fund our development, as well as those risks and uncertainties discussed or identified in the Company’s public filings with the AMF, including those listed in Chapter 2 "Risk Factors and Internal Control" of the Company's 2024 Universal Registration Document filed on April 29, 2025 (no. 25-0331) with the Autorité des marchés financiers ("AMF"), which is available on GENFIT's website (www.genfit.fr) and the AMF's website (www.amf.org), and those discussed in the public documents and reports filed with the U.S. Securities and Exchange Commission ("SEC"), including the Company’s 2024 Annual Report on Form 20-F filed with the SEC on April 29, 2025 and subsequent filings and reports filed with the AMF or SEC or otherwise made public, by the Company. In addition, even if the results, performance, financial position and liquidity of the Company and the development of the industry in which it operates are consistent with such forward-looking statements, they may not be predictive of results or developments in future periods. These forward-looking statements speak only as of the date of publication of this press release. Other than as required by applicable law, the Company does not undertake any obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.

CONTACTS

GENFIT | Investors

Tel: +33 3 2016 4000 | investors@genfit.com

GENFIT | Media

Stephanie Boyer – Press relations | Tel: +333 2016 4000 | stephanie.boyer@genfit.com

1 Elafibranor is marketed and commercialized in the U.S by Ipsen under the trademark Iqirvo®.

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	2

APPENDIX H1 2025

	Buy side			Sell-side
Date	Number of executio ns	Number of shares	Traded amounts in EUR	Number of executio ns	Number of shares	Traded amounts in EUR
TOTAL	2 673	1 412 901	5 016 550,43	1 894	1 419 301	5 061 074,96
02/01/20 25	18	7501	26 676,03	39	31501	113 126,08
03/01/20 25	28	13001	46 608,72	14	8721	31 259,29
06/01/20 25	28	8001	28 811,12	12	8281	29 928,03
07/01/20 25	32	10501	37 433,65	10	3641	13 184,02
08/01/20 25	31	10001	34 888,59	16	5692	19 853,18
09/01/20 25	16	6387	22 067,79	20	14056	48 956,91
10/01/20 25	38	11458	39 749,52	12	6458	22 766,00
13/01/20 25	23	14422	48 540,41	6	2369	7 888,86
14/01/20 25	26	11900	39 655,32	7	6554	22 253,58
15/01/20 25	8	4170	13 775,47	15	8427	27 959,44
16/01/20 25	19	10283	34 367,84	12	11643	39 169,03
17/01/20 25	8	4501	15 048,33	13	8901	29 892,85
20/01/20 25	17	11722	39 283,70	52	29101	100 887,06
21/01/20 25	28	12501	43 013,57	17	8504	29 278,93
22/01/20 25	8	7501	25 863,45	15	17501	60 478,56
23/01/20 25	5	3463	11 780,02	8	3463	11 947,35
24/01/20 25	67	20501	70 508,47	14	17501	61 078,49
27/01/20 25	25	9424	32 139,80	6	6001	20 598,43
28/01/20 25	7	4576	15 741,49	13	12424	43059,72
29/01/20 25	24	13501	47 980,93	31	32076	114 587,98
30/01/20 25	28	22901	82 748,18	41	22901	85 288,59

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	3

31/01/20 25	28	21001	75 763,63	12	11001	40393,69
03/02/20 25	25	8001	28 283,05	17	12001	42 550,99
04/02/20 25	6	4001	14 288,61	29	15129	54 635,81
05/02/20 25	5	4501	16 463,67	15	13873	51 378,93
06/02/20 25	2	1001	3 803,82	17	17501	66 758,79
07/02/20 25	18	21001	79 008,91	4	1001	3 823,82
10/02/20 25	6	2001	7 523,76	15	11001	41 883,78
11/02/20 25	28	9001	33 713,79	6	9001	33 978,78
12/02/20 25	18	10001	37 563,76	14	20001	75 983,80
13/02/20 25	18	8001	30 922,58	16	9001	35 273,93
14/02/20 25	46	15533	60 444,34	10	6033	23 614,01
17/02/20 25	46	29501	112 158,97	21	13001	51 038,94
18/02/20 25	15	5001	18 853,77	1	1	3,76
19/02/20 25	44	22501	83 673,79	1	1	3,77
20/02/20 25	24	11501	42 095,16	4	4001	14 793,66
21/02/20 25	17	6001	22 233,64	8	9001	33 653,66
24/02/20 25	28	12626	46 526,18	11	5126	19 162,47
25/02/20 25	27	14501	52 156,47	3	1501	5 448,66
26/02/20 25	40	12501	44 135,28	3	1501	5 418,58
27/02/20 25	34	13501	47 095,94	9	3001	10 593,50
28/02/20 25	18	8001	27 670,98	14	8001	27 908,45
03/03/20 25	17	7927	27 618,14	6	4501	15 858,51
04/03/20 25	56	27575	93 607,75	1	1	3,48
05/03/20 25	12	5001	16 953,39	8	6001	20 583,37
06/03/20 25	14	6001	20 526,54	17	12501	43 158,45
07/03/20 25	19	9501	32 680,49	9	12001	41 523,46
10/03/20 25	22	10390	35 334,10	6	2390	8 302,19
11/03/20 25	30	17873	60 362,84	12	7612	26 437,16

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	4

12/03/20 25	18	6018	20 285,59	14	9262	31 572,49
13/03/20 25	19	12974	43 533,09	14	10491	35 670,87
14/03/20 25	14	11501	38 110,86	9	11658	38 789,55
17/03/20 25	8	4501	14 938,32	13	12344	41 027,14
18/03/20 25	6	2001	6 743,35	6	12001	40 660,83
19/03/20 25	5	4833	16 153,92	9	4833	16 270,05
20/03/20 25	16	6395	21 319,84	8	2895	9 704,68
21/03/20 25	21	11715	39 002,28	24	23001	78 600,86
24/03/20 25	20	9001	30 091,96	10	9443	31 887,41
25/03/20 25	17	15731	52 698,38	12	7002	23 694,07
26/03/20 25	29	15500	51 262,53	6	7501	24 948,33
27/03/20 25	8	9001	30 115,82	22	27001	90 988,24
28/03/20 25	26	5999	20 299,06	21	13501	45 903,40
31/03/20 25	18	12003	39 730,05	14	7957	26 311,33
01/04/20 25	21	19430	63 908,96	24	17930	59 739,17
02/04/20 25	20	10501	34 210,79	1	1	3,30
03/04/20 25	11	3749	12 143,01	6	7102	23 247,76
04/04/20 25	55	26310	82 970,69	3	1501	4 833,27
07/04/20 25	24	13987	38 875,47	15	15287	46 151,91
08/04/20 25	10	6001	18 798,13	12	21701	69 003,97
09/04/20 25	22	19301	59 190,18	28	16655	49 241,01
10/04/20 25	23	18647	54 485,97	28	18147	57 876,23
11/04/20 25	12	6001	17 762,96	35	22147	65 890,65
14/04/20 25	1	1	3,03	14	21501	66 128,05
15/04/20 25	8	3501	10 903,09	8	14501	45 608,11
16/04/20 25	7	4013	12 515,42	8	4013	12 565,75
17/04/20 25	31	14001	43 387,14	2	1501	4 659,13
22/04/20 25	16	8501	26 059,05	19	13501	41 697,03

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	5

23/04/20 25	9	9501	29 894,04	22	29501	92 551,13
24/04/20 25	21	12501	39 929,82	10	9001	29 004,19
25/04/20 25	19	9001	29 006,26	22	11001	35889,22
28/04/20 25	15	6501	21 538,27	17	13501	45075,25
29/04/20 25	12	9001	31 239,41	26	23984	83 723,35
30/04/20 25	26	24000	85776,96	16	17927	64 250,73
02/05/20 25	24	15388	56 850,50	38	23913	88 319,08
05/05/20 25	2	1501	5988,79	28	25237	101352,55
06/05/20 25	17	10501	41 674,06	35	28830	115 996,35
07/05/20 25	15	10001	39 741,07	6	2501	9 979,12
08/05/20 25	42	14950	58602,65	10	4501	17 715,98
09/05/20 25	37	22103	87 132,24	15	15052	60 102,03
12/05/20 25	21	13501	51 579,90	19	13501	52 404,94
13/05/20 25	22	12001	46 129,92	3	2001	7 739,89
14/05/20 25	8	6001	22 746,85	37	29501	112 696,77
15/05/20 25	42	23501	86 604,48	8	5001	18 724,74
16/05/20 25	27	12001	44 615,52	28	18001	67 124,65
19/05/20 25	33	25063	93167,19	15	10584	39 789,38
20/05/20 25	1	1	3,71	25	23480	89 983,81
21/05/20 25	9	7312	29347,96	44	32312	130 858,75
22/05/20 25	16	8001	32 218,83	24	12001	48 707,02
23/05/20 25	51	44001	172 316,72	1	1	4,05
26/05/20 25	17	12002	46 390,73	11	6001	23 361,89
27/05/20 25	22	12411	47 978,20	6	3412	13 358,83
28/05/20 25	23	10004	38 375,34	21	13001	50 153,83
29/05/20 25	23	17000	66 757,98	29	29001	113 577,78
30/05/20 25	13	6501	25744,94	32	17018	67 628,17
02/06/20 25	21	11001	43 788,05	9	7001	27 830,03

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	6

03/06/20 25	11	9016	35 775,94	23	17501	69 705,08
04/06/20 25	23	15501	60 720,98	18	11001	43 470,01
05/06/20 25	32	25900	100 374,41	26	18300	71 216,65
06/06/20 25	46	17768	67 098,54	1	1	3,83
09/06/20 25	12	4010	14 927,59	20	11877	44 732,58
10/06/20 25	6	3115	11 767,97	22	10106	38 561,06
11/06/20 25	10	6992	26 467,73	17	7001	26 585,81
12/06/20 25	38	13001	48 921,72	6	3001	11 289,79
13/06/20 25	40	16740	61 246,64	14	7168	26 352,58
16/06/20 25	20	12001	43 551,63	9	5501	20 145,65
17/06/20 25	11	6439	23 061,99	17	11011	39 683,53
18/06/20 25	31	12001	42 703,16	4	3001	10 776,59
19/06/20 25	40	17001	59 357,63	4	3001	10 446,54
20/06/20 25	24	13501	46 656,49	7	6001	20 961,43
23/06/20 25	13	9001	30 057,31	30	21001	70 407,32
24/06/20 25	9	5001	16 969,39	3	2001	6 803,40
25/06/20 25	19	10001	33 485,35	10	4001	13 609,40
26/06/20 25	4	1001	3 327,32	35	19001	63 977,32
27/06/20 25	30	15530	51 764,13	14	9530	32 008,22
30/06/20 25	33	10851	35 529,43	10	6751	22 149,29

GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com	7